EXHIBIT A






       Certificate of Amendment to Articles of Incorporation
                  For Nevada Profit Corporations
   (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
                       -Remit in Duplicate-


1.   Name of Corporation:  Big Equipment Services, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

             Article 1 is amended to read as follows:

     1.   Name:

          Epic Financial Corporation

                    Article 4 is amended to read as follows:

     4. Authorized Shares: The aggregate number of shares which the corporation shall have authority to issue shall consist of 20,000,000 shares of Common Stock having a $.001 par value, and 5,000,000 shares of Preferred Stock having a $.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such share of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions. Effective upon the filing of this Certificate of Amendment of Articles of Incorporation each 20 shares of issued and outstanding Common Stock of the corporation shall be combined into 1 shares. No fractional shares shall be issued as a result of such recombination and that this corporation shall make a cash payment to each person or entity, who, as of the effective date of this recombination was a record holder of shares of this corporation's common stock, and who, as a direct result of such recombination, otherwise would have been entitled to receive a fractional share of common stock, such cash payment to be an amount equivalent to the product of such fractional share multiplied by the average of the closing bid prices and closing ask prices for this corporation's common stock on the OTC Bulletin Board during each of the ninety (90) consecutive trading days that immediately preceded the effective date of such recombination; provided, however, that this corporation need not tender any such cash payment to any such holder whose entitlement to such payment would have been less than fifty cents ($.50);

3. The vote by which the Stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series,or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 4,000,000 (68.5%).*

4.   Officer Signature (Required):


     /s/ Frank Iannuzzi                      /s/ Garth Rolfe
     -------------------------               ----------------------
     Frank Iannuzzi, President               Garth Rolfe, Secretary



*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of the shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

    Nevada Secretary of State Form 78.385 PROFIT AMENDMENT 1999.01
                                              Revised on: 07/21/01